Forterus Inc. Estimates a Net Profit in August for the First Time in the Company's History

Tuesday September 30, 7:30 am ET

HUNTINGTON BEACH, Calif., Sept. 30 /PRNewswire-FirstCall/ -- Forterus Inc. (OTC Bulletin Board: FTER - News) reported an estimated net profit in August for the first time in the company's 18-month history.

Forterus' revenue for August was approximately $578,000 with an estimated net profit of $109,860 compared to revenues of $29,335 and a loss of $32,784 for the same month a year earlier. August earnings per share were estimated to be between $.005 and $.015 on 12,883,839 shares outstanding.

The financials are estimated and have not been reviewed by the company's auditors.

Paul Howarth, Forterus' CEO, said the company's net profit in August reflected the strong performance of A Better Tomorrow Treatment Center Inc., a fast growing, four-year-old Murrieta, Calif.-based behavioral healthcare facility that Forterus acquired in August.

Forterus Inc. and its subsidiaries engage in diverse business activities, including thoroughbred breeding and racing, drug and alcohol rehabilitation, and finance. For more information Forterus and A Better Tomorrow, please visit their respective websites at http://www.forterus.com and http://www.abttc.com.

Application of the Safe Harbor of the Private Securities Litigation Reform Act of 1995: This press release contains, and Forterus may from time to time make, written or oral "forward-looking statements" within the meaning of the U.S. federal securities laws, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of uncertainties and other factors, many of which are outside Forterus's and/or its subsidiaries control that could cause actual results to differ materially from such statements. In particular, statements using words such as "may," "should," "estimate," "expect," "anticipate," "intend," "believe," "predict," "potential," or words of similar import generally involve forward-looking statements.

    Paul Howarth
    (888)-257-8345
    ir@forterus.com